Exhibit 99.8

Yapi Kredi Transforms Customer Conversations into Revenue Opportunities with

NiCE AI-Enabled Interaction Analytics

With NiCE, Yapi Kredi, one of Turkey’s largest private banks, achieved a 5% conversion rate, surpassing traditional sales benchmarks and unlocking new revenue from customer service interactions

Hoboken, N.J., April 30, 2026 – NiCE (Nasdaq: NICE) today announced the successful deployment of its leading AI-enabled Interaction Analytics at Yapi Kredi, one of Turkey’s largest private banks in partnership with 3-D Bilisim Teknolojileri A.Ş., a Turkish company specializing in contact center solutions. Yapi Kredi is leveraging NiCE to convert customer interaction data into real-time sales intelligence, enabling the bank to outperform traditional benchmarks and unlock new revenue from routine service conversations.

With millions of customer interactions occurring across its channels every year, Yapi Kredi is leveraging NiCE to automate classification, routing, and real-time responses while uncovering hidden sales signals within everyday service conversations. By turning previously untapped interaction data into actionable insights, the bank achieved a 5% conversion rate that surpassed traditional batch and event-based data benchmarks, significantly improving sales performance while strengthening customer engagement. This performance was based on measurement conducted from January through December 2025.

Yapi Kredi now analyzes customer conversations in real time to identify intent, detect high-performing sales patterns, and guide employees toward the next best action. This approach enables the bank to proactively surface revenue opportunities during service interactions, bridging the gap between customer support and sales while delivering more personalized engagement.

NiCE empowers organizations with AI-driven customer engagement capabilities. Leveraging automation, interaction orchestration, analytics, and workforce intelligence, NiCE helps enterprises improve efficiency, enhance customer experiences, and deliver measurable results at scale.

Darren Rushworth, President, NiCE International, said, “Yapi Kredi is setting a powerful example of how AI can turn everyday customer conversations into measurable business growth. By embedding NiCE’s AI directly into its customer relations operations, the bank is uncovering revenue opportunities that traditional CRM systems simply miss. Together with 3-D Bilisim, we are helping Yapi Kredi scale AI-driven decisioning that strengthens both customer experience and sales performance.”

Gökhan Ayas, Customer Relations Center Group Director at Yapi Kredi, said, “At Yapi Kredi, we are focused on using advanced technologies to continuously improve both customer experience and business outcomes. With NiCE, we are transforming unstructured conversation data into actionable sales intelligence. The result is measurable impact—achieving a 5% conversion rate that surpasses traditional benchmarks and enabling us to turn service interactions into meaningful revenue opportunities.”

Uğur Dayan, General Manager of 3-D Bilisim, added, “Our goal was to help Yapi Kredi unlock the intelligence hidden in customer conversations. By leveraging NiCE’s AI, the bank can now understand customer intent at scale, identify successful sales behaviors, and guide employees toward revenue-generating interactions. This initiative demonstrates how AI can transform a customer relations center into a powerful driver of both experience and growth.”

The NiCE–Yapi Kredi implementation was recently recognized with a 2026 Bronze Stevie® Award for AI-Driven Sales Automation, honoring the bank’s leadership in using AI-powered speech intelligence and data-driven decisioning to elevate sales performance. The recognition underscores Yapi Kredi’s commitment to innovation and its continued leadership within Turkey’s financial services sector.

About Yapi Kredi

Yapi Kredi has been sustainably strengthening its market positioning in the sector since its establishment in 1944 through a customer-centric approach and focus on innovation. Yapi Kredi achieved total assets worth TL 3.5 trillion by the end of 2025. Constantly seeking to increase its contribution to the financing of the Turkish economy with its customer-centric approach, Yapi Kredi enlarged the volume of its total cash and non-cash loans by 43% y-o-y to TL 2.6 trillion as of 2025-end.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, 201-561-4442, media@nice.com, ET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.